UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2019

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

NurtureWatch selects Sierra Wireless IoT solution to improve quality of life for the elderly

Sierra Wireless’ IoT solution enables NurtureWatch tracking and monitoring features that help elderly people maintain a safe, healthy and independent lifestyle

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 24, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that its IoT connectivity solution is enabling tracking and communications for the NurtureWatch, a wearable device that helps elderly people stay safe, healthy and independent.

Bob Bilbruck, Acting Chief Marketing Officer, NurtureWatch, said: “The number of individuals in the 70+ age bracket is growing, placing stress on care facilities and family members. Sierra Wireless’ IoT solution provides the reliability that NurtureWatch needs to give elderly people their independence back, with key features to monitor their health and keep them connected with family and caregivers. The NurtureWatch is about 1/10th the cost of a full-time care giver and helps elderly people live independently for longer.”

The expense of continuous, at-home care is one of the primary reasons that elderly people move into care facilities. For families and healthcare companies, the NurtureWatch can offset the cost of supporting elderly people and help them live independently in their homes for longer. In addition to 24/7 heart rate monitoring and fall detection, the NurtureWatch provides pill reminders to ensure medication compliance, GPS location tracking and geo-fencing to help elderly people stay in safe locations, and an SOS button and two-way calling to guarantee that they can quickly and easily call for help.

Marc Overton, Chief Solutions Officer, Sierra Wireless, said: “The NutureWatch is a great example of how IoT solutions are transforming lives. It empowers elderly people to maintain their independence and improve quality of life for themselves and their families.”

The NutureWatch is paired with a smartphone to keep elderly people connected and provide a safety net that allows constant monitoring and gives them greater independence – without the expense or intrusion of a 24/7 caregiver. To develop their solution, NurtureWatch teamed up with Captjur, a services and technology company based in California.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources:

  Whitepaper: How to Get IoT Connectivity Right
  Infographic: How to Get IoT Connectivity Right

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	April 24, 2019